EXHIBIT 4.14

ADDENDUM

This agreement is executed by and between:

the Government of the Republic of Armenia, domiciled at, 1 Hanrapetutian Square, Yerevan, Republic of Armenia, represented by Mr. Davit Harutyunyan, Minister of Justice of the Republic of Armenia, acting in his capacity of representative for the implementation of the agreement referred to in paragraph A) below as per the decree of the Government of the Republic of Armenia dated January 8, 2002 (hereafter “GOA”);

Corporacion America S.A., domiciled at 8 Hanrapetutian Street, Yerevan, Republic of Armenia, represented by Ms. Ana Cristina Schirinian, acting in her capacity of attorney (hereafter “CASA”); and

Whereas:

A.On December 17, 2001, GOA and CASA executed an agreement through which CASA was vested with the right to administer, exploit and operate the International Airport of Yerevan, Zvartnots, located at Zvartnots, Yerevan, Republic of Armenia (hereafter the “Agreement” and the “Airport”).

B.According to section III of the Agreement, CASA was to establish an Armenian affiliate company fully controlled by CASA, either directly or indirectly (hereafter “ARCO”), to which all rights and obligations of the Manager under the Agreement would be assigned.

C.The Parties wish to amend the Agreement by allowing American International Airports LLC (AMIA), a limited liability company incorporated in the State of Delaware, United States of America, to be the holding company of ARCO instead of CASA

D.According to section 15.1 of the Agreement, Possession was to take place on or prior to the date which is 120 calendar days from Effective Date (i.e. May 18, 2002).

E.Taking into account that as of the date hereof the civil aviation law has been approved only in its second reading, (being the third reading pending), that the law on licenses has not been adopted, amendments to the customs code relating to duty free and free trade zones have not be approved, the law on VAT has not been approved, steps relating to the transfer of the Property’s ownership to GOA and the use of the Property to the Manager, to protect the Manager from Liabilities of the Companies and grant Licenses to perform certain Airport Activities have not been fulfilled, GOA has requested AMIA and CASA to postpone the Possession date, and AMIA and CASA have agreed to do so.

F.The Parties wish to establish additional provisions regarding additional land to be granted to the Manager as foreseen in section XVI of the Agreement, and other matters related to the Airport.

The Parties agree:

I.Assignment of the Agreement

1.1.CASA shall assign to AMIA and AMIA shall assume all the rights and obligations pertaining to CASA stemming from the Agreement. Thereafter AMIA shall establish ARCO, which shall be controlled by AMIA, and ARCO shall assume all said rights and obligations as of the date of its registration with the Registry of Companies of the Republic of Armenia. As of that date, ARCO shall be deemed to be the Manager for all purposes of the Agreement.

GOA expressly accepts the assignment of the Agreement agreed upon in the preceding paragraph.

II.Possession date

The Parties agree to amend section 15.1 of the Agreement as follows: “15.1. Possession shall take place on or prior to the date which is 142 calendar days from Effective Date (i.e. Sunday June 9th, 2002).”

III.Additional land

3.1.GOA agrees to acquire the ownership of the plots of land described in the plan attached as Annex I (hereafter the “Purchased Land”) from their current owners and begin condemnation actions when needed within 30 (thirty) days from Possession date and complete them no later than November 30th, 2002.

The Purchased Land will be part of the Property and will be transferred to the Manager together with all the other items of Property.

3.2.Within 30 (thirty) days as of the signature of this document, GOA shall undertake the necessary steps to designate the plots of land which are not currently part of the Property, designated on Annex II (Surrounding Land) as land subject to Airport development where construction and improvement will be restricted. GOA shall commence condemnation proceedings of all or part of the Surrounding Land when and as requested by Manager. Once condemnation proceedings are concluded, the Surrounding Land will be part of the Property and will be transferred to the Manager together with all the other items of Property.

IV.Demolition of certain buildings

After Possession, the Manager shall have the right to demolish any of the buildings which are part of the Property, as needed for preparation and completion of the Manager’s works at the Airport.

V.Other provisions regarding the Property

5.1.Without limiting the generality of the definition of Property as stated in section III of the Agreement, for the avoidance of doubt, for all purposes of the Agreement:

(i)the Property includes the Purchased Land, the building of the casino located at the Airport and the land under the control of Zinuzh Closed Joint Stock Company, and will include the Surrounding Land once condemnation proceedings are concluded;

(ii)the Property does not include any movable property belonging to “Aviausumnakan kentron” CJSC (‘Aviation Training Center”) and “Aviabuj” Medical Centre CJSC but does include all the buildings currently owned or used by those Companies.

As of Possession all “Aviausumnakan kentron” CJSC (“Aviation Training Center”) and “Aviabuj” Medical Centre CJSC’s rights of use of Airport land or premises will cease. The Manager shall grant to “Aviausumnakan kentron” CJSC (“Aviation Training Center”) and “Aviabuj” Medical Centre CJSC precarious permits to engage in commercial exploitation and use at the Airport (the Permits) necessary for those companies to render their specific activities for a reasonable consideration (to be a monthly nominal consideration up to july 31st, 2004) to be agreed upon between GOA and the Manager, for a period up to two (2) years as from the Posession Date.

As of Possession, “Aviausumnakan kentron” CJSC (“Aviation Training Center”) and “Aviabuj” Medical Centre CJSC shall refrain from conducting any activity which is not expressly authorized pursuant to the Permits granted by the Manager.

5.2.Before Possession date, GOA shall furnish the Manager with sufficient evidence that has taken all required decisions and all required steps and has submitted for registration at the Cadaster GOA’s ownership on the Property and all the other property referred to in section 5.1 above, and that all regulations, decrees and orders by the competent bodies of GOA or the competent local authorities, necessary or convenient to transfer the Airport to the Manager for its use as described in the Agreement and paragraph (ii) of the letter addressed by GOA to CASA dated December 19, 2001, a copy of which is attached as Annex III., were enacted and implemented.

5.3.After the conditions foreseen in section 5.2 above are met, GOA shall furnish the Manager with sufficient evidence of the registration of the Manager’s right of use of the Airport, in the conditions set forth in the Agreement, no later than July 10th, 2002.

5.4.It is expressly clarified that as from Possession no person, including “Aviasnund Closed Stock Joint Company” and “AVIASERVICE Closed Stock Joint Company”, will enter the Airport apron without the prior written consent of the Manager.

VI.Laws, regulations and licenses

6.1,GOA shall make its best efforts to have in the final version of the civil aviation law, in the law on licensing, the customs code and the value added tax regime, adopted with the provisions necessary so that the Manager’s rights as foreseen in the Agreement are fully protected.

GOA shall make its best efforts to have such laws and any other laws and regulations necessary for the purpose above indicated and the establishment of one or more free zones at the Airport to be operated by the Manager approved as of Possession date.

6.2.On or before Possession date, GOA shall grant the Manager all licenses required to operate and exploit - directly or through subconcessionaires - a duty-tax free shop, one or more free zones, customs warehouses. Furthermore GOA also acknowledges the right of the Manager to apply for the licences to operate a casino and gambling activities, a pharmacy and an exchange bureau at the Airport, and commits to facilitating the issuance of such licences.

VII.Occupants

Before Possession, GOA shall evict from the Airport those current occupants indicated by the Manager. GOA shall grant to the occupants remaining at the Airport temporary authorizations for such purpose as per the format provided by the Manager.

VIII. Miscelanea

8.1.Before Possession, GOA and the Manager shall agree on the basic principles for the use of land surrounding the Airport, so that such use is consistent with IATA and ICAO recommendations and regulations. GOA shall instruct the Department of Civil Aviation of the Republic of Armenia so that it implements the principles agreed upon by GOA and the Manager.

8.2.Before Possession, GOA shall notify to all international entities related to air transportation the appointment of Manager as the operator of the Airport.

8.3.GOA shall consult Manager in order to renew those handling agreements with airlines which are terminated. Such agreements should be assignable to the Manager, provided that the Manager agrees on their wording.

8.4.All terms with capital letters which are not defined in this instrument shall have the meanings ascribed to them in the Agreement.

8.5.With regard to all matters not foreseen in this addendum, all the provisions of the Agreement remain fully valid and effective.

8.6.GOA shall have this addendum ratified and confirmed by the Prime Minister of the Republic of Armenia or any other competent officer, within five calendar days as from the date hereof.

In witness whereof, the Parties execute this addendum in three counterparts, on May 17, 2002, at the places indicated below.

Governement of The Republic of Armenia	Corporacion America S.A.
/s/ Davit Harutyunyan Representative	/s/ Ana Christina Schirinian Attorney

ANNEX I

Purchased Land

ANNEX II

Surrounding Land